Exhibit 13

THIS note HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT TO THE note, FILED AND MADE EFFECTIVE UNDER THE SECURITIES ACT OF 1933 AND SUCH APPLICABLE STATE SECURITIES LAWS, OR UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER TO THE EFFECT THAT REGISTRATION UNDER SUCH ACT AND SUCH APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

REPLACEMENT NOTE

US$30,000,000	March 8, 2016

For value received, Telecom Italia International N.V., a company duly organized and existing under the laws of The Netherlands with its registered office at Strawinskylaan 1627, 1077XX Amsterdam (the “Issuer”), hereby undertakes to pay fintech TELECOM, LLC (the “Holder,”) THIRTY MILLION UNITED STATES DOLLARS (US$30,000,000) plus interest thereon in accordance with Section I below, in lawful money of the United States of America on the Maturity Date (as defined in Section I below), and Telecom Italia S.p.A., a company duly organized and existing under the laws of Italy with its registered office at Piazza degli Affari, 2, Milan, Italy (the “Guarantor”), hereby guarantees the Guaranteed Obligations (as defined in Section VII below) in accordance with Section VII below, in each case subject to the terms and conditions set forth in this Replacement Note (this “Note”). The Issuer further undertakes to pay interest on the outstanding principal amount at the interest rate and on the dates described in Section I below.

I. Payment Terms

Maturity Date:

The unpaid principal amount of this Note, together with any accrued and unpaid interest and other amounts hereunder, is due and payable on date that is six (6) years following the date hereof (or, if such date is not a Business Day, on the Business Day immediately preceding such date) (the “Maturity Date”) or on such earlier date as provided herein.

For purposes of this Note, “Business Day” means any day (other than Saturday or Sunday) on which commercial banks are open for business in New York, New York, United States and Milan, Italy.

Interest Rate:	Subject to the “Default Interest” provisions set forth below, the outstanding principal amount of this Note will accrue interest in arrears at a rate of 4.325% per annum, from October 30, 2015 until the date of payment thereof. Interest (including Default Interest) hereunder will be calculated on the basis of the actual number of days elapsed (including the first day, but excluding the last day) over a year of 365 days.

Payment of Interest:

Interest accrued on the outstanding principal amount of this Note will be payable in cash on each October 29 or, if such date is not a Business Day, on the following Business Day (each an “Interest Payment Date”) beginning on October 29, 2016 (or, if such date is not a Business Day, on the following Business Day).

Default Interest:

Any amount accrued and unpaid in accordance with the terms of this Note will accrue interest daily at a rate equal to the otherwise applicable rate per annum plus 1% per annum upon the occurrence and during the pendency of any Payment Default.

For purposes of this Note, “Payment Default” means the occurrence of any Event of Default set out in sub-clause (a) of the Event of Default section of this Note, and any Payment Default shall be deemed cured, and the interest rate on the Note shall revert to the original interest rate, when the unpaid principal or accrued interest resulting in such Event of Default is paid.

Currency:	All payments made under this Note shall be made in United States dollars (“US$”).

Repayment of Note:	This Note will be repaid (together with any accrued and unpaid interest and other amounts payable hereunder) on the Maturity Date or in part or in whole either (x) on the dates set forth below for mandatory prepayment below under “Mandatory Prepayment” or (y) at the Issuer’s option, at any time prior to the Maturity Date subject to the terms of “Voluntary Prepayment” below.

Any payments by the Issuer hereunder (including any prepayments) shall be made in immediately available funds, in U.S. dollars, by wire transfer to the account open in the name of the Holder as specified in writing by the Holder to the Issuer on the date hereof; provided that (i) any changes in the payment account shall be notified in writing by the Holder to the Issuer at least ten (10) Business Days prior to any payment due hereunder and (ii) any proposed account shall be in the name of the Holder and in the US. Payments shall be made by 10:00 A.M., New York City time, on the date any such amounts become due, without presentation or surrender of this Note except for full and final payment hereof.

Taxes	All payments by the Issuer in respect of this Note shall be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or other governmental charges of whatsoever nature unless the Issuer is compelled by law to deduct or withhold such taxes, duties, assessments or governmental charges. Any such withheld or deducted amounts shall be treated for all purposes of this Note as having been paid to the Holder and the Issuer shall not be required to pay any additional amounts to the Holder in respect of such deduction or withholding.

Mandatory Prepayment:

The Issuer shall mandatorily prepay the Note (in whole or in part as set forth below), without premium or penalty, upon the occurrence of any of the following events and subject to the following conditions:

1.      Within 15 Business Days of the date that the Transition Payment Amount Obligation (as such term is defined in the Pledge and Security Agreement dated as of October 29, 2014 among the Issuer, the Guarantor and the Holder (the “Pledge Agreement”)) has been satisfied in full, in an amount equal to the full principal amount outstanding under this Note less US$8,000,000.

2.      Within 15 Business Days of the later of (i) the date that is three (3) months following the date on which the Transition Payment Amount Obligation is satisfied in full (the “Transition Payment Date”) and (ii) the date on which all disputes outstanding on the Transition Payment Date relating to the Indemnification Obligations (as defined in the Pledge Agreement) have been fully and finally resolved and all payments due from the Holder or the Guarantor (as defined in the Pledge Agreement) have been paid, in an amount equal to the full principal amount then outstanding under this Note.

Voluntary Prepayment:	Upon no less than two (2) Business Days’ prior notice to the Holder (such notice, a “Prepayment Notice”), the Issuer may, on any Business Day, without premium or penalty (but subject to the payment of all interest accrued and unpaid thereon), pay in whole or in part any amounts outstanding under this Note (which prepayment amount shall be specified in the relevant Prepayment Notice), provided that each partial voluntary prepayment shall be in a principal amount equal to US$1,000,000 or an amount in excess of US$1,000,000 that is an integral multiple of US$100,000.

Prepayments, Generally	All mandatory and voluntary prepayments shall be accompanied by accrued and unpaid interest on the prepaid amount at the time of prepayment.

Right to Elect Cancellation in whole or in part:

Upon Breach:

Upon no less than five (5) Business Days’ prior notice to the Holder (such notice, a “Cancellation Notice”), on any Business Day solely following a default in the payment of a Secured Obligation (as defined in the Pledge Agreement), the Issuer may, if it so elects in its sole discretion, without premium or penalty, permanently cancel a principal amount of this Note and, if the Issuer so elects, any accrued but unpaid interest on such cancelled principal amount (which amount shall be specified in the relevant Cancellation Notice) equal to the amount of such unpaid Secured Obligation. The amount of any such cancelled principal and, if applicable, accrued but unpaid interest amount shall be deemed to be effective as a cash payment by the Holder in respect of such Secured Obligation (as defined in the Pledge Agreement) and, to the extent such Secured Obligation is satisfied thereby, shall entitle the Holder to all benefits arising therefrom as if the Holder had made such cash payment in respect of such Secured Obligation.

Issuance of Replacement Note(s):

At any time and from time to time the Issuer may if it so elects in its sole discretion, execute and deliver to the Holder one or more replacement Notes (each a “Replacement Note”) of different principal amounts that in the aggregate have a principal amount equal to the remaining outstanding principal amount of and are otherwise identical to this Note (or any Replacement Note(s)) at such time; provided that each Replacement Note shall be in a principal amount equal to US$1,000,000 or an amount in excess of US$1,000,000 that is an integral multiple of US$100,000.

In the event of a partial prepayment (whether mandatory or voluntary) or partial cancellation of any principal amount of this Note (or Replacement Notes) by the Issuer, the Issuer may execute and deliver to the Holder a Replacement Note reflecting the remaining outstanding principal amount of this Note after applying the amount of such partial prepayment or cancellation and otherwise identical to this Note.

Any Replacement Note or Replacement Notes delivered by the Issuer to the Holder pursuant to this paragraph shall be deemed to replace and supersede this Note (or previous Replacement Notes) in effect immediately prior to the delivery of such Replacement Note or Replacement Notes.

II. Representations and Warranties

The Issuer and the Guarantor hereby represent and warrant to the Holder, on the date hereof, as follows:

(a) the Issuer and the Guarantor are duly organized, validly existing and in good standing under the laws of their jurisdictions of formation and have all requisite power and authority to enter into, perform and perform their obligations hereunder.
(b) The Note is a direct, unsecured and unconditional obligation of the Issuer and ranks pari passu in priority of payment with all of the Issuer’s present and future unsecured and unsubordinated obligations.

(c) The execution and delivery of this Note by the Issuer and the Guarantor and the performance by the Issuer and the Guarantor of their obligations hereunder have been duly authorized by all requisite action on the part of the Issuer, the Guarantor and their stockholders or members, as applicable.
(d) The Issuer and the Guarantor have duly executed and delivered this Note and their obligations under this Note are legal, valid and binding obligations of the Issuer, and the Guarantor enforceable against the Issuer and the Guarantor in accordance with the respective terms of this Note, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

(e)    The execution, delivery and performance by the Issuer and the Guarantor of this Note will not: (i) violate, conflict with or result in any breach of any provision of the Organizational Documents of the Issuer or the Guarantor, (ii) except for filings that have already been made or will be made substantially simultaneously with the delivery of this Note, require the Issuer or the Guarantor to make any filing with, obtain any permit, authorization, consent or approval from, or provide any notification to any foreign, federal, state or local governmental authority, (iii) result in a violation or breach of, or, with or without due notice or lapse of time or both, constitute a default or give rise to any mandatory right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Issuer or the Guarantor is a party or by which the Issuer’s or the Guarantor’s shares or properties or assets may be bound, or (iv) violate any Applicable Law, decree, judgment, award, injunction or similar legal restriction in effect, excluding from the foregoing clauses (ii), (iii) and (iv) such violations, breaches or defaults which would not, individually or in the aggregate, materially impede the Issuer’s or the Guarantor’s ability to perform the obligations set forth in this Note.

“Applicable Law” means any applicable international, U.S. Federal, state or other foreign local statute, treaty, law, regulation, ordinance, rule, judgment, code, rule of common law, order (including consent order), decree, approval (including any governmental approval), directive, requirement or other governmental restriction or any similar form of decision of, or determination, in each case by any governmental authority, in each case having the force of law.

“Organizational Documents” means, with regard to any Person, its bylaws, articles of association, limited liability company agreement, shareholders agreement or other similar document, as amended and in effect from time to time.

“Person” shall mean any individual, partnership, joint venture, firm, corporation, limited liability company, association, trust or other enterprise.

III. Covenants

The Issuer hereby covenants and agrees that, on the date hereof, and thereafter until this Note is paid in full:

Affirmative Covenants of the Issuer:	(a) The Issuer shall perform its obligations under this Note.

(b)   The Issuer shall promptly, and in any event within three (3) Business Days, furnish written notice to the Holder if the Issuer learns that an Event of Default has occurred.

(c)    Each notice delivered under clause (b) above shall be accompanied by a statement by the Issuer setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

Negative Covenants of the Issuer:

(a)    The Issuer shall not consolidate or merge with another company or firm or sell or lease all or substantially all of its assets to another company unless:

a.       Where the Issuer merges out of existence or sells or leases all or substantially all of its assets, the other company assumes all the then existing obligations of the Issuer (including, without limitation, all obligations hereunder), either by law or contractual arrangements; and

b.      if the other company is organized under the laws of a country other than The Netherlands, such other company must indemnify the Holder against (A) any tax, assessment or governmental charge imposed on any such Holder or required to be withheld or deducted from any payment to such Holder as a consequence of such merger, conveyance, transfer or lease and (B) costs or expenses incurred by the Holder that arise by reason of a law or regulation on the date of such merger, conveyance, transfer or lease, and would not have been so incurred in the absence of such merger, conveyance, transfer or lease, including any amounts required to be paid in connection with the certification or documentation of the Note to any political subdivision or taxing authority of any country in which such other company is organized or any country in which the Holder resides; provided that, if such company is incorporated in Italy, such other company shall not be liable under such indemnity to pay any additional amounts either on account of “imposta sostitutiva” or on account of any other withholding or deduction in the event of payment of interest or other amounts paid to a non-Italian resident legal entity or a non-Italian resident individual which is resident in a country which does not allow for a satisfactory exchange of information with Italy.

VI. Termination

Upon the occurrence of one or more of the events set forth below (each, a an “Event of Default”), the Holder shall be entitled to accelerate all outstanding amounts due and payable under this Note (including any accrued and unpaid interest, and other amounts payable hereunder) by delivering a written notice to the Issuer declaring such acceleration (each, an “Acceleration Notice”) and upon delivery of such Acceleration Notice all obligations under this Note shall immediately become due and payable.

Events of Default:	(a) Failure to pay the outstanding principal and accrued interest under this Note on the Maturity Date or on any date on which such principal and accrued interest is required to be paid (including in connection with a mandatory prepayment or following notice of a voluntary prepayment) if, in each case, such failure to pay is not cured within 15 Business Days of receipt by the Issuer of notice of such default.

(b) Failure to comply with any covenant or agreement of the Issuer hereunder, which failure, if curable, continues for a period of 35 Business Days following receipt by the Issuer of written notice thereof from the Holder.

(c) Any representation or warranty of the Issuer hereunder shall prove to have been inaccurate or incomplete in any material respect when made if, in each case, such breach is not cured within 15 Business Days of receipt by the Issuer of notice of such default.

(d) The Issuer voluntarily files for bankruptcy or insolvency or becomes subject to an involuntary petition for bankruptcy or insolvency, which bankruptcy or insolvency proceeding shall remain unstayed and in effect for a period of 60 consecutive days, or the Issuer admits in writing its inability to pay its debts as they come due.

VI. Miscellaneous

Assignments/ Transfer:	Neither the Issuer nor the Holder shall assign or transfer all or any part of their rights or obligations under this Note to any person; provided that (i) following a Payment Default the Holder may assign the Note to any Person and (ii) where the Issuer merges into another company or sells or leases all or substantially all of its assets to another company in accordance with the “Negative Covenants of the Issuer,” the Issuer may assign all of its then existing obligations (including, without limitation, all obligations hereunder), either by law or contractual arrangements, to that successor company that has agreed to assume the obligations hereunder and provided that the restrictions on assignment and transfer herein shall not prevent the enforcement by the Issuer or Guarantor of any of its rights as set out in the Pledge Agreement.

Registration	The Note has not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and, subject to certain exceptions, may not be offered, sold or delivered within the United States or to U.S. persons, except as permitted by Regulation S or Rule 144A under the Securities Act and the terms hereof.

Costs and Expenses:	Each party to this Note shall be responsible for its own costs and out-of-pocket expenses (including any legal fees) incurred by such party in connection with the preparation, negotiation and documentation of this Note, any Replacement Note and the transactions contemplated herein and therein.

Suits for Enforcement:	If any Event of Default shall have occurred and be continuing: (i) the Holder may proceed to protect and enforce its legal and equitable rights, either by suit in equity or by action at law, or both, whether for the specific performance of any covenant or agreement contained in this Note; and (ii) the Issuer will pay the Holder such further amounts as shall be sufficient to pay the reasonable and duly documented out-of-pocket costs and expenses of collection or of otherwise enforcing the Issuer’s rights hereunder, including reasonable fees and disbursements of outside counsel.

Remedies Cumulative:	No remedy herein conferred upon the Holder is intended to be exclusive of any other remedy and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

Remedies Not Waived:	No course of dealing between the Issuer and the Holder and no delay or failure in exercising any rights under this Note shall operate as a waiver of any rights of the Holder.

Governing Law:	This Note shall be governed by the laws of the State of New York, irrespective of any principles of conflicts of law thereof.

Jurisdiction:	Each party to this Note hereby agrees to submit to the non-exclusive jurisdiction of the State and federal courts of the State of New York, in each case sitting in the Borough of Manhattan, in connection with any dispute arising out of or relating to this Note. Each party to this Note irrevocably waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any such proceedings in any such court and any claim that any proceeding brought in any such court has been brought in an inconvenient forum.

Waiver of Jury Trial:	Each party to this Note hereby irrevocably waives all right to trial by jury on any claim, counterclaim, setoff, demand, action or cause of action (whether based on contract, tort or otherwise) arising out of or relating to this Note or any of the transactions contemplated hereby.

Waiver of Immunity:	To the extent that the Issuer may be or becomes entitled to claim for itself or any of its rights or interest in or to property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible any immunity on the ground of sovereignty or the like from suit, court jurisdiction, attachment before judgment, attachment in aid of execution of a judgment or execution of a judgment, and to the extent that in any such jurisdiction there may be attributed such an immunity (whether or not claimed), it hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity with respect to its obligations under this Note.

Consent to Service of Process:

The Issuer hereby irrevocably appoints Telecom Italia Sparkle of North America, Inc. (the "Process Agent"), with an office on the date hereof at 622 Third Avenue, New York, New York 10017, United States, as its agent and true and lawful attorney-in-fact in its name, place and stead to accept on behalf of the Issuer the service of copies of the summons and complaint and any other process which may be served in any such suit, action, or proceeding brought in the State of New York, and the Issuer agrees that the failure of the Process Agent to give any notice of any such service of process to the Issuer shall impair or affect the validity of such service or, to the extent permitted by applicable law, the enforcement of any judgment based thereon. Notwithstanding the foregoing, if for any reason the Process Agent appointed hereby ceases to be able to act as such, the Issuer will appoint another Person in the Borough of Manhattan as such Process Agent. The Issuer covenants and agrees that it shall take any all action, including the execution and filing of any and all documents, that may be necessary to continue the designation of a Process Agent in full force and effect and to cause the Process Agent to act as such.

Notices:

All notices, demands, waivers, consents or other communications to be provided pursuant to this Note shall be in writing, shall be effective upon receipt, and shall be sent by hand, facsimile, air courier or certified or registered mail, return receipt requested, as follows:

(a) If to the Issuer, to:

Telecom Italia International N.V.

Francesco Saverio Lobianco

Chief Executive Officer

Phone +31 20 333 1610

Fax: +31 20 333 1601

Strawinskylaan 1627

1077XX Amsterdam

(b) If to the Guarantor, to:

Telecom Italia

Antonino Cusimano

General Counsel

Corso d’Italia, 41 – 00198 Roma

Phone +39 06 3688 2720

(c) If to the Holder, to:

Fintech Telecom, LLC
c/o Fintech Advisory, Inc.

375 Park Avenue

Suite 3804

New York, New York 10152

Attn: JR Rodriguez

Telephone: +1 (212) 593-3464

Fax: +1 (212) 593-3461

Counterparts:	This Note may be executed and delivered in any number of counterparts, each of which, when executed and delivered, including via fax or e-mail as a scanned PDF document, shall be deemed to be an original, and all of which together shall constitute one and the same agreement.

Amendments and Waivers:	This Note shall not be modified, amended, waived, or supplemented without the written consent of each of the parties to this Note.

Entire Agreement:	This Note supersedes all prior oral or written agreements or understandings that may exist between the Parties hereto in respect of the subject matter hereof.

Severability:	The illegality or unenforceability in any jurisdiction of any provision of this Note or any document required hereunder shall not in any way affect or impair the legality or enforceability of the remaining provisions of this Note or such other document in such jurisdiction or such provision in any other jurisdiction.

No Third Party Beneficiaries:	This Note is intended to bind and inure to the benefit of the parties hereto and their successors and permitted assigns. Nothing in this Note, express or implied, shall be construed to give any person, other than the parties hereto and their successors and permitted assigns, any benefit or any legal or equitable right, remedy or claim under the Terms.
VII. Guarantee

The Guarantee	The Guarantor hereby unconditionally guarantees the full and punctual payment (whether at stated maturity, upon acceleration or otherwise) of each Guaranteed Obligation, as hereinafter defined. Upon failure by the Issuer to pay punctually any Guaranteed Obligation, the Guarantor shall forthwith on demand pay the amount not so paid at the place and in the manner specified herein. “Guaranteed Obligations” means (i) all amounts payable by the Issuer from time to time pursuant to this Note (including, without limitation, any interest (“Post-Petition Interest”) which accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Issuer) and (ii) any renewals, refinancing or extensions of any of the foregoing (including Post-Petition Interest).

Cost of the Guarantee	The Guarantee is provided for consideration. The Cost of the Guarantee shall be entirely borne by the Issuer, in accordance with the terms and conditions agreed between Guarantor and the Issuer in a separate agreement.

Guarantee Unconditional	The obligations of the Guarantor hereunder shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by (a) any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of the Issuer hereunder, by operation of law or otherwise, (b) any modification or amendment of or supplement to this Note made in accordance with the terms and conditions contained herein, (c) any release, impairment, non-perfection or invalidity of any direct or indirect security for any obligation of the Issuer hereunder, (d) any change in the corporate existence, structure or ownership of the Issuer, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Issuer or its assets or any resulting release or discharge of any obligation of the Issuer contained in this Note, (e) the existence of any claim, set-off or other rights which the Guarantor may have at any time against the Issuer, the Holder or any other entity, whether in connection herewith or with any unrelated transactions, provided that nothing herein shall prevent the assertion of any such claim by separate suit or compulsory counterclaim, (f) any invalidity or unenforceability relating to or against the Issuer for any reason of this Note or any provision of applicable law or regulation purporting to prohibit the payment by the Issuer of any amounts payable pursuant to this Note, except if such invalidity and unenforceability is the result of the Holder’s negligence, willful misconduct or fraud, or (g) any other act or omission to act or delay of any kind by the Issuer or any other circumstance whatsoever which might constitute a legal or equitable discharge of or defense to the Guarantor’s obligations hereunder.

Waiver by the Guarantor	The Guarantor irrevocably waives any acceptance, presentment, demand, protest and any notice not specifically provided for herein and which is not required by applicable laws, as well as any requirement that at any time any action be taken by the Holder against the Guarantor or the Issuer.

Subrogation	Upon making full payment with respect to any obligation of the Issuer hereunder, the Guarantor shall be subrogated to the rights of the Holder against the Issuer with respect to such obligation; provided that the Guarantor shall not enforce any payment by way of subrogation so long as any Guaranteed Obligation remains unpaid.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Replacement Note to be executed and delivered as of the date first above written.

Issuer:

TELECOM ITALIA INTERNATIONAL N.V.

By:   /s/  Francesco S. Lobianco

Name: Francesco S. Lobianco

Title: Chief Executive Officer

Guarantor:

TELECOM ITALIA S.p.A.

By:  /s/  Francesca Petralia

Name: Francesca Petralia

Title: Attorney-in-Fact